United States securities and exchange commission logo





                            March 28, 2024

       Peter Tropoli
       General Counsel & Corporate Secretary
       Whitestone REIT
       2600 S. Gessner Road, Suite 500
       Houston, TX 77063-3223

                                                        Re: Whitestone REIT
                                                            PRE 14A filed March
18, 2024
                                                            File No. 001-34855

       Dear Peter Tropoli:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement filed March 18, 2024

       General

   1. We note that your preliminary proxy statement was filed under EDGAR tag "PRE 14A,"
                                                        as opposed to EDGAR tag
"PREC14A," the latter of which should be used for contested
                                                        solicitations. Please
keep this in mind for future reference, and please ensure that subsequent filings are
filed under the correct EDGAR tag.
   2. The proxy statement includes conflicting references regarding whether the Company intends to use the
"notice and access" method of delivery. Please clarify and ensure consistency throughout
the document.
   3. Pages 6 and 16 include references to your Corporate Governance Guidelines' resignation policy that applies
during uncontested elections. Please revise to make clear that such policy will not apply
to this year's election given that the election is contested.
   4. Please ensure that up-to-date information is provided throughout the proxy statement. For example, it is unclear
why December 31, 2022 is referred to in the second paragraph
 Peter Tropoli
FirstName
WhitestoneLastNamePeter Tropoli
            REIT
Comapany
March      NameWhitestone REIT
       28, 2024
March2 28, 2024 Page 2
Page
FirstName LastName
         on page 66 and March 31, 2022 is referred to in the second and third paragraphs on page
         68.
5.       Please provide disclosure that is fully responsive to Item 4(b) of
Schedule 14A.
6. We see the note to draft on page 70 indicating that disclosure responsive to Item 5(b) of
         Schedule 14A is forthcoming. Please ensure that all such required disclosure is included in your proxy statement.
7. The proxy card indicates that the meeting will be held on May 3, 2024, at 9:00 a.m.
         Central Time, despite such information being omitted everywhere else in the proxy statement. Please advise.
8. On the proxy card, please list the Erez nominees in alphabetical order by last name. See
         Rule 14a-19(e)(4).
9. Please include disclosure regarding the fact that information about the Erez nominees can be found in Erez's proxy statement, which can be accessed, without cost, on the
         Commission's website. See Item 7(f) of Schedule 14A.
10. Please disclose how the Company intends to treat proxy authority granted in favor of the
         Erez nominees if Erez abandons its solicitation or fails to comply
with Rule 14a   19.
         See Item 21(c) of Schedule 14A.
Background of the Solicitation, page 10

11.      Please explain who Mr. Davis and Mr. Sheikman are.
12. Regarding the paragraph that refers to March 7, 2024, please clarify that the Erez press release announced the nomination of its two candidates and that those candidates were
         Schanzer and Clark. Please also clarify that the Company's press release made no mention of Mr. Winters. Finally, please correct the subsequent paragraph to disclose that Erez filed a "DFAN14A" on March 7, 2024, rather than March 8, 2024, notwithstanding the fact that there may have been a delay in such filing appearing on the SEC's website.
Proposal No. 2 - Advisory Vote on Executive Compensation, page 34

13. We note the following statement: "we expect that, subject to the voting results of Proposal
         No. 3, the next Say-On-Pay vote will occur at the 2029 Annual Meeting of Shareholders."
         It is unclear how Proposal No. 3 relates to Proposal No. 2, and it appears that the next say-
         on-pay vote will occur at the 2025 annual meeting, not 2029. Please revise, or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to David Plattner at 202-551-8094. Peter Tropoli
Whitestone REIT
March 28, 2024
Page 3


FirstName LastNamePeter Tropoli   Sincerely,
Comapany NameWhitestone REIT
                                  Division of Corporation Finance
March 28, 2024 Page 3             Office of Mergers and Acquisitions
FirstName LastName